Exhibit 99.1

Pan American Silver announces filing of audited 2011 annual financial statements

VANCOUVER, March 22, 2012 /CNW/ - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAA) (the "Company") today reported that it has filed with the applicable Canadian securities regulatory authorities on SEDAR its 2011 Audited Annual Financial Statements and Management's Discussion and Analysis in relation thereto (the "Statements"). The Company will also file the Statements with the United States Securities and Exchange Commission ("SEC") on EDGAR.

The Company has also filed its 2011 Annual Information Form ("AIF") with the applicable Canadian securities regulatory authorities on SEDAR and will file the AIF by way of Form 40-F with the SEC.

The Statements are available on the Company's website at www.panamericansilver.com.

About Pan American Silver

Pan American Silver's mission is to be the world's largest low-cost primary silver mining company and to achieve this by increasing its low cost silver production and silver reserves. The Company has seven mining operations in Mexico, Peru, Argentina and Bolivia.  Pan American also owns the Navidad silver development project in Chubut, Argentina and is the operator of the La Preciosa joint-venture project in Durango, Mexico.

%CIK: 0000771992

For further information:

Information Contact

Kettina Cordero
Manager, Investor Relations
(604) 684-1175
info@panamericansilver.com

CO: Pan American Silver Corp.

CNW 17:47e 22-MAR-12